Exhibit 99.2

TRILLION ENERGY ANNOUNCES 2023 YEAR END RESERVE REPORT

Total proved plus probable reserves increase from 55.75 Bcf* of gas and 240 Mbbl oil with NPV10%* of US $420.5 Million

April 25, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide a summary and highlights of its December 31, 2023 year-end reserve report.

Reserve Report Highlights

●	Net present value 10% (NPV10%) of total proved plus probable natural gas and oil reserves is USD $420.5 million* net to Trillion, which represents USD $3.44 per common share***

●	Total proved plus probable conventional natural gas reserves increased to 55.75 Bcf* up from 42.5 Bcf* (2022), an increase of 31% from 2022.

●	NPV10% of total proved reserves increased to US $134.3* million from US$ 123.8* million (2022), an increase of 8% from 2022

●	NPV10% of total proved plus probable plus possible reserves is USD $712.7 million net to Trillion.

●	Total proved plus probable oil reserves of 240 Mbbl of oil for Cendere oil field compared to 252 Mbbl of oil in 2022.

*net Trillion’s 49% interest before income tax and after royalty

*** basic common shares

Dr. Arthur Halleran, CEO stated:

“We have had steadily increased our reserves year over year as a result of our new drillings in 2023, and even as prices settle from 2022 highs, we have still realized a net reserves value gain. Very little of the gas from SASB has been produced to date, and we are committed to monetizing our reserves through artificial lift and tubing size optimization in the near future. For the Cendere oil property, even after producing 32 Mbbl of oil in 2023 our reserves only were reduced by 14 Mbbl oil, as our oil reserves have also increased during the year through workovers.”

Reserve Report Summary

Trillion 49% interest, before income taxes and after royalties

	Light and Medium			Conventional			Oil
	Crude Oil			Natural Gas			Equivalent
	(Mbbl)	(Mbbl)		(Bcf)	(Bcf)		(Mboe)	(Mboe)
	Dec. 31	Dec. 31%		Dec. 31	Dec. 31%		Dec. 31	Dec. 31%
	2023	2022	Change	2023	2022	Change	2023	2022	Change
Proved
Producing	139	146	4.8%	1.3	2.4	-45.8%	349	546	-36.0%
Developed Non-Producing	47	49	-4.1%	8.4	0.0	840.0%	1,443	49	2,845.0%
Undeveloped	0	0	-	8.3	7.7	7.8%	1,391	1,285	8.2%
Total Proved	186	195	-4.6%	18.0	10.1	78.2%	3,183	1,880	69.3%
Total Probable	54	58	-5.5%	37.8	32.4	16.7%	6,349	5,461	16.3%
Total Proved Plus Probable	240	252	-5.8%	55.8	42.5	31.3%	9,531	7,341	29.8%
Total Possible	52	55	-5.4%	40.8	31.2	30.8%	6,859	5,257	30.5%
Total PPP	292	307	-4.9%	96.6	73.7	31%	16,390	12,598	30.1%

Net Present Value of Trillion Interest, before income taxes and after royalties

	NPV - 10%
	Before Income Tax
	(US$M)	(US$M)
	Dec. 31	Dec. 31%
	2023	2022	Change
Proved
Producing	$11.5	$42.3	-72.8%
Developed Non-Producing	$81.9	$1.1	8,090%
Undeveloped	$40.9	$80.3	-49.1%
Total Proved	$134.3	$123.8	8.5%
Total Probable	$286.2	$307.8	-7.0%
Total Proved Plus Probable	$420.5	$431.5	-2.5%
Total Possible	$292.2	$299.1	-2.3%
Total PPP	$712.7	$730.6	-2.5%

About the Reserves Evaluation

For the year ended December 31, 2023, the Company’s reserves were evaluated by GLJ Ltd. (“GLJ”), in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter) (“COGEH”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and are based on the Company’s 2023 year-end estimated reserves as evaluated by GLJ in their report dated April 11, 2024, with an effective date of December 31, 2023 (the “Reserves Report”). GLJ is an independent qualified reserves evaluator as defined in NI 51-101. Additional reserves information as required under NI 51-101 will be included in the Company’s statement of reserves data and other oil and gas information on Form 51-101F1, which is expected to be filed on SEDAR+ by April 29, 2024. See “Advisory Note Regarding Oil and Gas Information” section in the “Advisories”, at the end of this news release.

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedarplus.ca and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedarplus.ca, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2024. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedarplus.ca, and or request a copy of our reserves report effective December 31, 2023.